Columbia Seligman Premium Technology Growth Fund, Inc.
290 Congress Street
Boston, MA 02210
June 26, 2024
VIA EDGAR
Mr. Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
RE:
Columbia Seligman Premium Technology Growth Fund, Inc. (the Registrant) Short-Form Registration Statement on Form N-2 Filing (N-2)

File Nos. 333-______/811-22328
Dear Mr. Cowan:
The Registrant is filing, pursuant to General Instruction A.2 in Form N-2, a short-form registration statement (N-2) on Form N-2 in reliance on Rule 415.
The Fund has received and currently relies upon an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.
If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.
Sincerely,

Joseph D’Alessandro Assistant Secretary Columbia Seligman Premium Technology Growth Fund, Inc.